UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2026 (Report No. 2)

Commission file number: 001-41387

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

The disclosure in this Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-274455) and Form F-3 (File No. 333-274458, 333-263338 and 333-269260), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

As previously disclosed, on January 26, 2026, SaverOne 2014 Ltd. (the “Company”) and VisionWave Holdings, Inc. (“VisionWave”) entered into an Exchange Agreement (the “Exchange Agreement”) providing for a staged equity exchange to be implemented in three sequential stages, pursuant to which the Company would issue to VisonWave ordinary shares of SaverOne in exchange for shares of VisonWave’s common stock and VisionWave would grant SaverOne a non-exclusive license to certain of VisionWave’s’s radio-frequency intellectual property. As further disclosed, on March 5, 2026, SaverOne and VisionWave completed the initial closing (under the Exchange Agreement.

On June 22, 2026, SaverOne and VisionWave consummated the Stage 2 closing (the Milestone 1 Exchange) and the Stage 3 closing (the Milestone 2 Exchange) under the Exchange Agreement, following the achievement and certification of Milestone 1 and Milestone 2. Accordingly, SaverOne will issue the Stage 2 SaverOne Shares and the Stage 3 SaverOne Shares as follows: (i) 16,608,240,000 of SaverOne’s restricted ordinary shares, represented by 384,450 restricted American Depository Shares (“ADSs”) to VisionWave and (ii) 14,843,952,000 restricted ordinary shares, represented by 343,610 restricted ADS to Adrian Holdings S.R.L. (“Adrian”), at the direction of VisionWave and pursuant to the Notice of Assignment and Irrevocable Delivery Direction, dated June 22, 2026, from VisionWave Holdings, Inc. to SaverOne 2014 Ltd (the “Notice of Assignment Instrument”).  After giving effect to the foregoing, including the assignment of a portion of the SaverOne Shares and ADSs to Adrian, VisionWave beneficially owns approximately 41% of SaverOne’s issued and outstanding ordinary shares. VisionWave does not control SaverOne, will not consolidate SaverOne in the Company’s financial statements, and intends to account for its investment in SaverOne under the equity method of accounting

In exchange for the SaverOne shares (represented by the aggregate amount of 728,060 ADSs) issued to VisonwWave and Adrian, on June 24, 2026 VisionWave issued and delivered to SaverOne, an aggregate of 945,251 restricted shares of VisionWave’s common stock, par value $0.01 per share (“VisionWave Shares”) having an aggregate value of approximately $5,047,640 based on the VWAV Average Price $5.34 as provided in the Exchange Agreement. In addition, under the terms of the Exchange Agreement, management is entitled to an additional 405,112 VisionWave Shares, also based $5.34 VWAP price. The sum of $100,000 based on $5.34 VWAP price was set aside and was not delivered, pending SaverOne’s delivery of the management names that those shares should be allocated to.

The foregoing description of the Notice of Assignment Instrument do not purport to be complete and are qualified in their entirety by reference to the full text of the instrument, a copy of which is filed as an exhibit to this report on Form 6-K and incorporated herein by reference.

Attached hereto and incorporated herein is the Registrant’s press release issued on June 26, 2026 relating to the closing of the transaction.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Notice of Assignment and Irrevocable Delivery Direction, dated June 22, 2026, from VisionWave Holdings, Inc. to SaverOne 2014 Ltd.
99.1	Press released titled: “SaverOne and VisionWave Complete Their Strategic Transaction to Advance an RF Defense Platform”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2026	SAVERONE 2014 LTD.

	By:	/s/ Ori Gilboa
	Name:	Ori Gilboa
	Title:	Chief Executive Officer

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